UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has received a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, as determined by the Single Resolution Board (“SRB”), that has been calculated taking into account the financial and supervisory information as of December 31, 2017. This communication supersedes the communication previously received and which was published as relevant information on May 23, 2018.

In accordance with such communication, BBVA has to reach, by January 1, 2021, an amount of own funds and eligible liabilities equal to 15.16% of the total liabilities and own funds of its resolution group, on sub-consolidated level1 (“MREL”). Within this MREL, an amount equal to 8.01% of the total liabilities and own funds shall be met with subordinated instruments (the “subordination requirement”), once the allowance established in such requirement is applied2.

This MREL is equal to 28.50% in terms of risk-weighted assets (“RWAs”), while the subordination requirement included in the MREL is equal to 15.05% in terms of RWAs, once the corresponding allowance has been applied3.

According to our estimates, the current own funds and eligible liabilities structure of the resolution group meets the MREL and the subordination requirement.

Furthermore, BBVA’s wholesale funding plan maintains the roll-over of senior preferred debt instruments and covered bonds maturities during the 2018-2020 period4 through the issuance of eligible liabilities.

Madrid, November 19, 2019

[1]

Pursuant to BBVA Group’s MPE (Multiple Point of Entry) resolution strategy, as established by the SRB, BBVA resolution group consists on Banco Bilbao Vizcaya Argentaria S.A. and the subsidiaries that belong to the same European resolution group. As of December 31, 2017, the total liabilities and own funds of the resolution group amounted to 371,910 million euros, representing Banco Bilbao Vizcaya Argentaria, S.A. more than 95% of such amount. The risk-weighted assets of the resolution group amounted to 197,819 million euros at that date.

[2]	The subordination requirement would be 9.18 % in terms of the total liabilities and own funds if the allowance did not apply.
[3]	The subordination requirement would be 17.25 % in terms of RWAs if the allowance did not apply.
[4]

As of January 1, 2018, these three-year pending maturities amounted to approximately 9,000 million euros. BBVA has issued 7,290 million euros of senior non preferred debt, of which 5,500 million euros have been issued since January, 1 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 19, 2019	By:	/s/ Jaime Sáenz de Tejada
	Name:	Jaime Sáenz de Tejada
	Title:	Chief Financial Officer